UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

ANACOR PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
032420 101
(CUSIP Number)
Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	032420 101

1	NAMES OF REPORTING PERSONS GlaxoSmithKline plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		2,771,374

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,771,374

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,771,374 shares of Common Stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4% of the shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Footnotes:
(1) Shares held of record by GlaxoSmithKline LLC f/k/a SmithKline Beecham Corporation, a wholly owned subsidiary of the Reporting Person, issued as of November 30, 2010.
(2) Based on 26,614,227 shares of Common Stock as of November 30, 2010.

CUSIP No.	032420 101
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1020 East Meadow Circle, Palo Alto, CA 94303-4230.
Item 2. Identity and Background
This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer healthcare products with its principal offices located at 980 Great West Road, Brentford Middlesex TW8 9GS England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment of each executive officer and director of GlaxoSmithKline plc. The Common Stock which is the subject of this Statement is held of record by GlaxoSmithKline LLC (“GSK”), a wholly-owned subsidiary of GlaxoSmithKline plc.
During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
The citizenship of each executive officer and director of GlaxoSmithKline plc is set forth in Schedule 1 to this Statement.
Item 3. Source and Amount of Funds or Other Consideration
GSK acquired 1,000,000 shares of Common Stock on November 30, 2010. The total consideration paid by GSK was $5,000,000.00, and such consideration was obtained from the working capital of GSK.
Item 4. Purpose of Transaction
A. GSK Investments in the Issuer
Prior to the most recent acquisition described in Item 3 above, the total holdings of GlaxoSmithKline plc and its affiliates of securities in the Issuer consisted of 8,856,873 shares of Issuer’s Series E Preferred Stock. Pursuant to a five-to-one reverse split and automatic conversion in connection with the Issuer’s initial public offering of its Common Stock (“Issuer IPO”), which closed on November 30, 2010 pursuant to the registration statement on Form S-1 originally filed by Issuer with the Securities and Exchange Commission on September 10, 2010, as amended (“Registration Statement”), the holdings of GlaxoSmithKline plc and its affiliates totaled 1,771,374 shares of Common Stock. These shares of Common Stock are not registered under the Securities Act of 1933 (the “Securities Act”) and are referred to herein as the “Unregistered Common Stock”.
As described in Item 3 above, on November 30, 2010, GSK purchased 1,000,000 shares of Common Stock for an aggregate purchase price of $5,000,000. These shares of Common Stock were purchased by GSK in connection with the Issuer IPO and are referred to herein as the “Registered Common Stock”.

CUSIP No.	032420 101
B. Investors’ Rights Agreement
On December 24, 2008, GSK, the Issuer and certain other investors entered into the Amended and Restated Investors’ Rights Agreement, which was subsequently amended on July 22, 2010 (as amended, the “Investors’ Rights Agreement”), a copy of which is attached as Exhibit 1 hereto. The registration rights granted to GlaxoSmithKline plc and its affiliates pursuant to the Investors’ Rights Agreement include the following:
•	Any time after May 22, 2011, upon the request of holders of at least a majority of the then outstanding Common Stock issued upon conversion of the Issuer’s Preferred Stock (“Registrable Securities”), the Issuer shall, subject to certain limitations, use its reasonable best efforts to register such Registrable Securities pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), provided that the aggregate offering price to the public (net of any underwriters’ discounts and commissions) shall reasonably be expected to be at least $5,000,000 and that the Issuer shall not be obligated to effect more than two such registrations;

•	upon the request of holders of Registrable Securities in connection with the Issuer’s registration under the Securities Act of any of its securities in a public offering, the Issuer shall, subject to certain limitations, use its reasonable best efforts to include Registrable Securities held by GlaxoSmithKline plc and its affiliates in such registration; and

•	upon the request of holders of Registrable Securities and subject to the Issuer’s eligibility to file a registration statement on Form S-3, the Issuer shall, subject to certain limitations, use its reasonable best efforts to include Registrable Securities held by GlaxoSmithKline plc and its affiliates in any such registration , provided that such registration involves an aggregate offering price to the public (net of any underwriters’ discounts and commissions) of at least $1,000,000, and that the Issuer shall not be obligated to effect more than two such S-3 registrations in any 12-month period.
Certain rights of GSK pursuant to the Investors’ Rights Agreement have been waived in writing by GSK as a result of the Waiver of Rights and Notice, which is outlined further in Section E of this Item 4. GSK is also subject to provisions in the Lock Up Agreement, which is outlined further in Section D of this Item 4, which are similar to provisions in the Investors’ Rights Agreement but not outlined above.
C. Series E Preferred Stock Purchase Agreement
On December 24, 2008, GSK and certain other investors each entered into a Series E Preferred Stock Purchase Agreement with the Issuer (“Stock Purchase Agreement”), a copy of which is attached as Exhibit 2 hereto. At the time of the execution of the Stock Purchase Agreement, GSK’s holdings of securities in the Issuer were limited to Series E Preferred Stock. While the entirety of GSK’s holdings of Issuer’s Series E Preferred Stock have been converted to Unregistered Common Stock pursuant to the transactions described in Section A of this Item 4, the terms of the Stock Purchase Agreement continue to restrict GSK’s ability to dispose of said Unregistered Common Stock in that GSK may not make any disposition of all or any portion of the Unregistered Common Stock unless and until the transferee has agreed in writing for the benefit of the Issuer to be bound by the terms of the Stock Purchase Agreement and the Investors’ Rights Agreement and any of the following conditions apply:
•	There is then in effect a registration statement under the Securities Act covering such proposed disposition and the disposition is made in accordance with such registration statement; or

•	(i) such transferee shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a statement of the circumstances surrounding the proposed disposition and (ii) if reasonably requested by the Issuer, such transferee shall have furnished the Issuer with an opinion of counsel, reasonably acceptable to the Issuer, that such disposition will not require registration under the Securities Act, provided however that the Issuer will not require opinions of counsel for transactions made pursuant to Rule 144 promulgated under the Securities Act except in unusual circumstances.

CUSIP No.	032420 101
D. Lock Up Agreement
On or about September 10, 2010, GSK and certain other investors each entered into a Lock Up Agreement (“Lock Up Agreement”), a copy of which is attached as Exhibit 3 hereto, with Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (both in their capacity as representatives of the underwriters for the Issuer IPO) (“Underwriter Representatives”).
Pursuant to that Lock Up Agreement, GSK has agreed that for a period of 180 days following the date of the final prospectus relating to the Issuer IPO, it will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for shares of Issuer’s Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Issuer’s Common Stock or such other securities, or make any demand for, or exercise any right with respect to, the registration of any shares of Issuer’s Common Stock or any security convertible into or exercisable or exchangeable for Issuer’s Common Stock, subject to specified exceptions, which include but are not limited to shares obtained via open market transactions, including the Registered Common Stock. The underwriters may, in their sole discretion, at any time without prior notice, subject to certain conditions, release all or any portion of the shares from the restrictions in said Agreement.
The 180-day restricted period described in the preceding paragraph will be extended if:
•	during the last 17 days of the 180-day restricted period Issuer issues an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by the Underwriter Representatives on behalf of the underwriters.
E. Waiver of Rights and Notice
On or about October 22, 2010, GSK and certain other investors each executed a Waiver of Rights and Notice in favor of the Issuer (“Waiver of Rights”), a copy of which is attached as Exhibit 4 hereto. GSK agreed, pursuant to the Waiver of Rights, to waive:
1.	All rights to notice regarding the Issuer IPO or the Registration Statement, under the Investors’ Rights Agreement or otherwise;

2.	Any registration rights GSK may have in connection with the Issuer IPO or the Registration Statement; and

3.	Any rights to request registration of any securities pursuant to the Investors’ Rights Agreement until the earlier of: (a) June 30, 2011 or (b) six months after the effective date of the first registration statement for a public offering of securities of the Issuer.

CUSIP No.	032420 101
The waivers contained in the Waiver of Rights apply only to the Issuer IPO and Registration Statement and do not have any other effect under the Investors’ Rights Agreement.
F. General
Other than as described above, GlaxoSmithKline plc has no plans that would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	GlaxoSmithKline plc beneficially owns 2,771,374 shares of Common Stock, which represents 10.4% of the 26,614,227 shares of Common Stock outstanding.

(b)	Subject to the limitations described in Item 4 above, GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 2,771,374 shares of Common Stock described in Item 5(a).

(c)	With the exception of the transaction described in the Form 3 filed by GlaxoSmithKline plc with the SEC on November 24, 2010 and the Form 4 filed by GlaxoSmithKline plc with the SEC on November 24, 2010 (which Form 4 was filed as a result of the transaction described in Item 3 hereof) in respect of its holdings of Issuer Common Stock, and except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

CUSIP No.	032420 101
(d)	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc and any person with respect to the shares of Common Stock.
Item 7. Material to be Filed as Exhibits
Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name

1	Amended and Restated Investors’ Rights Agreement by and among the Issuer and the parties listed therein, dated as of December 24, 2008, as amended on July 22, 2010, a copy of which is incorporated by reference from Exhibit 4.3 to the registration statement Form S-1 originally filed by the Issuer on September 10, 2010, as amended.

2	Series E Preferred Stock Purchase Agreement by and among the Issuer and the investors listed on Exhibit A thereto dated December 24, 2008, a copy of which is attached hereto as Exhibit 2.

3	Lock Up Agreement by and among GSK and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. dated September 10, 2010, a copy of which is attached hereto as Exhibit 3.

4	Waiver of Rights and Notice by and between the Issuer and GSK dated October 22, 2010, a copy of which is attached hereto as Exhibit 4.

CUSIP No.	032420 101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLAXOSMITHKLINE PLC
/s/ Victoria A. Whyte
By: Victoria A. Whyte
Title:	Deputy Company Secretary

CUSIP No.	032420 101
SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Andrew Witty	980 Great West Road	Chief Executive Officer	British
Brentford
Middlesex, England
TW8 9GS

Julian Heslop	980 Great West Road	Chief Financial Officer	British
Brentford
Middlesex, England
TW8 9GS

Dr. Moncef Slaoui	980 Great West Road	Executive Director	Belgian
	Brentford	Chairman Research & Development
Middlesex, England
TW8 9GS

Sir Christopher Gent	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Professor Sir Roy	980 Great West Road	Company Director	British
Anderson	Brentford
Middlesex, England
TW8 9GS

Dr. Stephanie Burns	980 Great West Road	Company Director	USA
Brentford
Middlesex, England
TW8 9GS

Lawrence Culp	980 Great West Road	Company Director	USA
Brentford
Middlesex, England
TW8 9GS

Sir Crispin Davis	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Sir Deryck Maughan	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Dr. Daniel Podolsky	980 Great West Road	Company Director	USA
Brentford
Middlesex, England
TW8 9GS

CUSIP No.	032420 101

Name	Business Address	Principal Occupation or Employment	Citizenship

Mr James Murdoch	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Tom de Swaan	980 Great West Road	Company Director	Dutch
Brentford
Middlesex, England
TW8 9GS

Sir Robert Wilson	980 Great West Road	Company Director	British
Brentford
Middlesex, England
TW8 9GS

Corporate Executive Team

Andrew Witty	980 Great West Road	Chief Executive Officer	British
Brentford
Middlesex, England
TW8 9GS

Julian Heslop	980 Great West Road	Chief Financial Officer	British
Brentford
Middlesex, England
TW8 9GS

Daniel Troy	One Franklin Plaza	Senior Vice President &	USA
	Philadelphia, PA	General Counsel
19102

John Clarke	One Franklin Plaza	President Consumer Healthcare	New Zealand
Philadelphia, PA
19102

Marc Dunoyer	980 Great West Road	Global Head-Rare Disease Unit	French
Brentford
Middlesex, England
TW8 9GS

Abbas Hussain	150 Beach Road	President, Emerging Markets	British
21-00 Gateway West
189720
Singapore

William Louv	One Franklin Plaza	Senior Vice President, Core	USA
	Philadelphia, PA	Business Services &
	19102	Chief Information Officer

Daniel J. Phelan	One Franklin Plaza	Chief of Staff	USA
Philadelphia, PA
19102

Claire Thomas	980 Great West Road	Senior Vice President,	British
	Brentford	Human Resources
Middlesex, England
TW8 9GS

CUSIP No.	032420 101

Name	Business Address	Principal Occupation or Employment	Citizenship

David Pulman	Five Moore Drive	President,	British
	PO Box 13398	Global Manufacturing & Supply
Research Triangle
Park
North Carolina 27709

Dr. Moncef Slaoui	980 Great West Road	Executive Director	Belgian
	Brentford	Chairman Research & Development
Middlesex, England
TW8 9GS

David Redfern	980 Great West Road	Chief Strategy Officer	British
Brentford
Middlesex, England
TW8 9GS

Jean Stéphenne	Avenue Pascal 2/6	Chairman, President and	Belgian
	B-100 Wavre	General Manager, Biologicals
Belgium

Edward Gray	980 Great West Road	President,	British
	Brentford	Pharmaceuticals Europe
Middlesex, England
TW8 9GS

Simon Bicknell	980 Great West Road	Senior Vice President, Company	British
	Brentford	Secretary & Compliance Officer
Middlesex, England
TW8 9GS

Deirdre Connolly	One Franklin Plaza	President,	USA
	Philadelphia, PA	Pharmaceuticals, North America
19102

Patrick Vallance	980 Great West Road	SVP Medicines Discovery &	British
	Brentford	Development, Drug Discovery
Middlesex, England
TW8 9GS